SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.    Description

No. 1          Holding(s) in Company released on 29 March 2004
No. 2          Dividend Dates released on 01 April 2004
No. 3          Holding(s) in Company released on 02 April 2004
No. 4          Blocklisting Interim Review released on 02 April 2004
No. 5          Joint Committee Report released on 07 April 2004

Exhibit No. 1

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     26 MARCH 2004


11)  Date company informed

     29 MARCH 2004


12)  Total holding following this notification

     25,492,131


13)  Total percentage holding of issued class following this notification

     4.27%


14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     (TEL: 020 7706 1111)


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification

     29 MARCH 2004


Amendment #1

NOTIFICATIONS UNDER SECTIONS 198 TO 202  - U.K. COMPANIES ACT


1. Company in which shares are held: Rank Group Plc

2. Notifiable Interest: Ordinary Shares + ADR's

   (A) FMR Corp.
       82 Devonshire Street
       Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company
   (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

   (B) Fidelity International Limited (FIL)
       P.O. Box HM 670
       Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

      Mr. Edward C. Johnson 3d
      82 Devonshire Street
      Boston, MA 02109

   A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (l)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward
   C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



Schedule A

Security: Rank Group Plc                                            Amendment# 1


                                MANAGEMENT
                 SHARES HELD     COMPANY        NOMINEE/REGISTERED NAME
(Ordinary Shares)
                     161,800       FMRCO    State Street Nominees Limited
                   1,490,700       FMRCO    Chase Nominees Ltd
                     508,000       FMTC     BT Globenet Nominees Limited
                      14,100       FMTC     Deutsche Bank AG
                     128,300       FMTC     Bank of New York
                     153,700       FMTC     State Street Bank & Trust
                       6,000       FMTC     Northern Trust
                     118,300       FMTC     State Street Nominees Ltd.
                     127,000       FMTC     Sumitomo T&B
                      27,900       FMTC     Chase Nominees Ltd.
                       1,700       FMTC     Lloyds Bank Nominees Limited
                     453,992       FISL     Chase Nominees Ltd
                   9,798,730       FISL     Chase Manhattan Bank London
                     266,300       FPM      Citibank
                     270,300       FPM      Chase Nominees Ltd
                     502,500       FPM      HSBC Client Holdings Nominee (UK)
                                            Limited
                     717,900       FPM      Bankers Trust
                     184,900       FPM      Bank of New York London
                   1,855,118       FIL      Chase Manhattan Bank London
                     109,400       FIL      Deutsche Bank
                     974,200       FIL      Northern Trust
                   2,142,436       FIL      JP Morgan
                   1,124,044       FIL      State Street Bank & Trust
                      73,400       FIL      Mellon Nominees Ltd
                     348,700       FIL      State Street Nominees Ltd
                     492,400       FIL      Bank of New York Brussels
                   1,036,100       FIL      Bank of New York London
                     817,911       FIL      Nortrust Nominees Ltd
                     412,700       FIL      Morgan Stanley
                      65,800       FIL      HSBC Client Holdings Nominee (UK)
                                            Limited
                     126,800       FIL      Chase Nominees Ltd
                     191,900       FIL      Northern Trust
                      10,000       FIL      National Australia Bank
                       5,200       FIL      PICG
                      86,200       FIL      Chase Manhattan Bank AG Frankfurt
                      12,500       FIL      State Street Hong Kong
                      21,600       FIL      Citibank
                      53,600       FIL      Brown Brothers Harriman Ltd. LUX

The following shares are based on the assumed conversion of 26,180,992 Rank Group PLC ADR (2 ordinary shares per ADR)

                     183,800       FMRCO    Chase Nominees Limited
                     142,400       FMTC     BT Globenet Nominees Limited
                      26,400       FMTC     State Street Bank & Trust
                      40,000       FMTC     Deutsche Bank AG
                      17,000       FMTC     Northern Trust
                      40,000       FISL     Chase Manhattan Bank London
                     150,400       FIL      Brown Brothers Harriman Ltd. LUX


Total Ordinary
Shares            25,492,131

Current ownership      4.27%
percentage:

Shares in issue: 597,258,676

Change in holdings
since last filing:+5,912,500 ORDINARY SHARES

Exhibit No. 2

                              THE RANK GROUP PLC

                                Dividend Dates


Following the announcement on 27 February 2004 of a final dividend payment of 9.3p per Ordinary share, the relevant dividend dates are as follows:

Ex-dividend date:          7 April 2004

Record date:              13 April 2004

Payment date:                7 May 2004

Enquiries:

The Rank Group Plc
Charles Cormick
020 7706 1111

Exhibit No. 3

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     01 APRIL 2004


11)  Date company informed

     02 APRIL 2004


12)  Total holding following this notification

     33,237,468


13)  Total percentage holding of issued class following this notification

     5.57%


14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     (Tel: 020 7706 1111)


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification

     02 APRIL 2004


Letter to Rank Group Plc
Dated April 1, 2004

Amendment #2

NOTIFICATIONS UNDER SECTIONS 198 TO 202  - U.K. COMPANIES ACT


1. Company in which shares are held: Rank Group Plc

2. Notifiable Interest: Ordinary Shares + ADR's

   (A) FMR Corp.
       82 Devonshire Street
       Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company
   (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

   (B) Fidelity International Limited (FIL)
       P.O. Box HM 670
       Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

      Mr. Edward C. Johnson 3d
      82 Devonshire Street
      Boston, MA 02109

   A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward
   C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



Schedule A

Security: Rank Group Plc                                            Amendment# 2



                                MANAGEMENT
                 SHARES HELD     COMPANY        NOMINEE/REGISTERED NAME
(Ordinary Shares)
                     967,000       FMRCO    State Street Nominees Limited
                   6,442,100       FMRCO    Chase Nominees Ltd
                     508,000       FMTC     BT Globenet Nominees Limited
                      14,100       FMTC     Deutsche Bank AG
                     128,300       FMTC     Bank of New York
                     153,700       FMTC     State Street Bank & Trust
                       6,000       FMTC     Northern Trust
                     118,300       FMTC     State Street Nominees Ltd.
                     216,100       FMTC     Sumitomo T&B
                      27,900       FMTC     Chase Nominees Ltd.
                       1,700       FMTC     Lloyds Bank Nominees Limited
                     689,140       FISL     Chase Nominees Ltd
                  10,843,630       FISL     Chase Manhattan Bank London
                     266,300       FPM      Citibank
                     270,300       FPM      Chase Nominees Ltd
                     502,500       FPM      HSBC Client Holdings Nominee (UK)
                                            Limited
                     846,900       FPM      Bankers Trust
                     184,900       FPM      Bank of New York London
                   2,143,319       FIL      Chase Manhattan Bank London
                     109,400       FIL      Deutsche Bank
                     974,200       FIL      Northern Trust
                   2,142,436       FIL      JP Morgan
                   1,114,644       FIL      State Street Bank & Trust
                      73,400       FIL      Mellon Nominees Ltd
                     348,700       FIL      State Street Nominees Ltd
                     492,400       FIL      Bank of New York Brussels
                   1,095,000       FIL      Bank of New York London
                     861,811       FIL      Nortrust Nominees Ltd
                     412,700       FIL      Morgan Stanley
                      68,688       FIL      HSBC Client Holdings Nominee (UK)
                                            Limited
                     104,500       FIL      Chase Nominees Ltd
                     212,300       FIL      Northern Trust
                      10,000       FIL      National Australia Bank
                       5,200       FIL      PICG
                      94,200       FIL      Chase Manhattan Bank AG Frankfurt
                      12,500       FIL      State Street Hong Kong
                      21,600       FIL      Citibank
                      53,600       FIL      Brown Brothers Harriman Ltd. LUX

The following shares are based on the assumed conversion of 350,000 Rank Group PLC ADR (2 ordinary shares per ADR)

                     215,800       FMRCO    Chase Nominees Limited
                     167,200       FMTC     BT Globenet Nominees Limited
                      31,000       FMTC     State Street Bank & Trust
                      47,000       FMTC     Deutsche Bank AG
                      20,000       FMTC     Northern Trust
                      45,600       FISL     Chase Manhattan Bank London
                     173,400       FIL      Brown Brothers Harriman Ltd. LUX

Total Ordinary
Shares            33,237,468

Current ownership      5.57%
percentage:

Shares in issue: 597,258,676

Change in holdings
since last filing:+7,745,337 ORDINARY SHARES


Letter from Fidelity Management & Research Company
            FMR Co.

Exhibit No. 4

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:      THE RANK GROUP PLC



2. NAME OF SCHEME:       THE RANK ORGANISATION & RANK GROUP EXECUTIVE SHARE
                         OPTION SCHEMES



3. PERIOD OF RETURN:     FROM: 1 OCTOBER 2003   TO: 31 MARCH 2004



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:     7,625,434 ORDINARY SHARES OF 10P EACH



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:    2,433,727 ORDINARY SHARES OF 10P EACH



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:              5,191,707 ORDINARY SHARES OF 10P EACH



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:
                                   ORIGINAL LISTING: 11,000,000 ORDINARY SHARES
                                   OF 10P EACH ON 9 OCTOBER 1996 (LISTING
                                   REFERENCE A/4064/1996)


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

597,480,459 ORDINARY SHARES OF 10P EACH

CONTACT FOR QUERIES

NAME:          CLARE DUFFILL
TELEPHONE:     020 7535 8133



                   BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:      THE RANK GROUP PLC



2. NAME OF SCHEME:       THE RANK ORGANISATION OVERSEAS EXECUTIVE SHARE OPTION
                         PLAN



3. PERIOD OF RETURN:     FROM: 1 OCTOBER 2003   TO: 31 MARCH 2004



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:     1,564,038 ORDINARY SHARES OF 10P EACH



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:    NIL



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:              1,564,038 ORDINARY SHARES OF 10P EACH



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:
                                   ORIGINAL LISTING: 2,000,000 ORDINARY SHARES
                                   OF 10P EACH ON 9 OCTOBER 1996 (LISTING
                                   REFERENCE A/4064/1996)

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

597,480,459 ORDINARY SHARES OF 10P EACH

CONTACT FOR QUERIES

NAME:          CLARE DUFFILL
TELEPHONE:     020 7535 8133



                      BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:     THE RANK GROUP PLC



2. NAME OF SCHEME:      THE RANK GROUP SHARE SAVINGS SCHEMES



3. PERIOD OF RETURN:     FROM: 1 OCTOBER 2003    TO: 31 MARCH 2004



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:     4,479,162 ORDINARY SHARES OF 10P EACH



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:    130,983 ORDINARY SHARES OF 10P EACH



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:              4,348,179 ORDINARY SHARES OF 10P EACH



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:
                                   ORIGINAL LISTING: 2,000,000 ORDINARY SHARES
                                   OF 10P EACH ON 9 OCTOBER 1996 (LISTING
                                   REFERENCE A/4064/1996) AND 5,000,000 ORDINARY SHARES OF 10P EACH ON 17 JUNE 2002.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

597,480,459 ORDINARY SHARES OF 10P EACH

CONTACT FOR QUERIES

NAME:          CLARE DUFFILL
TELEPHONE:     020 7535 8133

Exhibit No. 5

RESPONSE TO JOINT COMMITTEE REPORT

The Rank Group Plc ("Rank") has noted the publication of the report issued today by the Joint Committee on the Draft Gambling Bill (the "Committee") and welcomes its conclusions.

The recommendations set out in today's report are a further substantial and positive step towards the introduction of a new legislative framework. They support the principles established in the original Budd report, which were accepted by Government in "A Safe Bet for Success". These include the abolition of non-permitted areas and also the 24-hour rule, the relaxation of advertising restrictions for casinos and the introduction of larger numbers of gaming machines with higher stakes and prizes.

The report is a detailed and comprehensive document. Rank welcomes in particular the following recommendations:

- the current legislation which is over 35 years old, is in urgent need of revision and should be updated
- the Committee stated that "there is no reason why the Gambling Bill should not be introduced in the current session of Parliament"
- the Gambling Commission should be responsible for all aspects of UK gaming including betting and will have strong powers
- no casinos, irrespective of size, should be allowed unlimited numbers of high payout slot machines

  - 3 machines per table for "small" casinos should be reviewed after three years
  - "large" casinos of over 10,000 square feet and 41 gaming tables should have a higher fixed ratio of machines to tables to be set by the Government following consultation with the industry. This is also subject to review by the Gambling Commission after three years
  - "resort" casinos should be separately defined with a possible higher ratio of machines to tables than "large" casinos, up to a maximum of 1,000 - 1,250 machines

- all casinos should be allowed to offer bingo and betting, although for "small" casinos this may be subject to local authority consent
- the linking of machines across casinos may be permitted in future, and therefore its prohibition should be removed from primary legislation, allowing its introduction by the Secretary of State through secondary regulation
- FOBTs should also be allowed in casinos and defined as a new category of machine. Their impact on problem gambling should also be considered
- the planning process for new developments needs to be clarified, in particular the definition of "large" and "resort" casinos
- remote gambling should be brought within the UK regulatory framework as soon as possible

Commenting on the Committee's report, Mike Smith Chief Executive said:

"We have consistently argued for a measured approach to the modernisation of the UK's gambling laws and are delighted that the Committee has adopted a similar stance. We are also encouraged by the recommendation that the law should be changed on an urgent basis.

In-line with our strategy, we have continued to invest in our existing activities by relocating casino and bingo operations to bigger and better premises, as well as opening new premises under the current law. With 155 premises and a further 2 opening before the end of 2004, the Group already has over 3.3m square feet of licensed gaming premises and is well placed to take advantage of the new law, as and when it is introduced."

ENQUIRIES:

The Rank Group Plc                     020 7535 8031
Peter Reynolds

The Maitland Consultancy               020 7379 5151
Suzanne Bartch

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  13 April 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary